UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)

Solar Senior Capital Ltd.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

83416M105

(CUSIP Number)

Michael S. Gross

Chief Executive Officer

Solar Senior Capital Ltd.

500 Park Avenue

New York, New York 10022

(212) 993-1670

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Not Applicable

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 83416M105

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MICHAEL S. GROSS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 316,725
	8	SHARED VOTING POWER 490,609
	9	SOLE DISPOSITIVE POWER 316,725
	10	SHARED DISPOSITIVE POWER 490,609
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 807,334 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.00% (See Item 5)
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D/A

CUSIP No. 83416M105

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BRUCE J. SPOHLER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 490,609
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 490,609
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 490,609 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.25% (See Item 5)
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D/A

CUSIP No. 83416M105

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SOLAR SENIOR CAPITAL INVESTORS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 455,500
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 455,500
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 455,500 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.95% (See Item 5)
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D/A

CUSIP No. 83416M105

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SOLAR CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 100
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 100
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1% (See Item 5)
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D/A

CUSIP No. 83416M105

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 2013 GRANTOR RETAINED ANNUITY TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 96,717
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 96,717
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 96,717 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1% (See Item 5)
14	TYPE OF REPORTING PERSON OO

INTRODUCTORY NOTE

This Amendment No. 4 to Schedule 13D (“Amendment No. 4”) is being filed to update the information set forth in the initial Schedule 13D filed with the Securities and Exchange Commission on March 11, 2011, as amended by Amendment No. 1 on June 4, 2012, Amendment No. 2 on August 29, 2012, and Amendment No. 3 on March 18, 2014 (collectively the “Schedule 13D”), filed to report the beneficial ownership of shares of common stock, par value $0.01 per share (the “Common Stock”), of Solar Senior Capital Ltd., a Maryland corporation (the “Issuer”), by each of the reporting persons named in such Schedule 13D (each, individually, a “Reporting Person” and collectively the “Reporting Persons”).

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated to read as follows:

This Amendment No. 4 is being filed jointly by the following persons:

(1) Michael S. Gross, a United States citizen, is the President and Chief Executive Officer and the Chairman of the Board of Directors of the Issuer. The principal business and office address for Mr. Gross is 500 Park Avenue, New York, NY 10022.

(2) Bruce J. Spohler, a United States citizen, is the Chief Operating Officer and a member of the Board of Directors of the Issuer. The principal business and office address for Mr. Spohler is 500 Park Avenue, New York, NY 10022.

(3) Solar Senior Capital Investors LLC (“Solar Investors”) is a Delaware limited liability company. The principal business of Solar Investors is to hold investments in the securities of the Issuer. The principal business and office address for Solar Investors is 500 Park Avenue, New York, NY 10022. The controlling members of Solar Investors are Michael S. Gross and Bruce J. Spohler.

(4) Solar Capital Management, LLC (“Solar Management”) is a Delaware limited liability company. The principal business of Solar Management is to provide office facilities and administrative services to the Issuer and certain other entities. The principal business and office address for Solar Management is 500 Park Avenue, New York, NY 10022. The controlling member of Solar Management is Michael S. Gross.

(5) The 2013 Grantor Retained Annuity Trust (the “GRAT”) is a trust organized under the laws of the State of New York. The principal business of the GRAT is to invest its assets. The principal business and office address for the GRAT is 500 Park Avenue, New York, NY 10022. The sole trustee of the GRAT is Michael S. Gross.

During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such Reporting Person is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The aggregate purchase price for the shares of Common Stock reported in Item 5 was approximately $10,000,000, $2,000, $1,456,000, $3,718,000 and $610,000 for Solar Investors, Solar Management, the GRAT, Mr. Gross and Messrs. Gross and Spohler through Solar Capital Partners Employee Stock Plan LLC, respectively. The amounts invested through Solar Investors were primarily contributed by Messrs. Spohler and Gross, and the amounts invested through Solar Management were contributed by Mr. Gross.

Item 5. Interest in Securities of the Issuer

Items 5(a), 5(b) and 5(c) of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) The percentages set forth below and on pages 2 through 6 hereof are based on 11,533,315 shares of Common Stock outstanding, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 3, 2015.

(b) (i) Mr. Gross has (x) sole voting and dispositive power with respect to 316,725 shares of the Issuer’s Common Stock, which includes (1) the 96,717 shares of the Issuer’s Common Stock held by the GRAT; and (2) the 220,008 shares of the Issuer’s Common Stock held directly by Mr. Gross in his personal accounts, and (y) shared voting and dispositive power with respect to 490,609 shares of the Issuer’s Common Stock, which includes (1) the 455,500 Private Placement Shares held by Solar Investors; (2) the 100 shares of the Issuer’s Common Stock held by Solar Management; and (3) the 35,009 shares of the Issuer’s Common Stock held by Solar Capital Partners Employee Stock Plan, LLC (the “SCP Plan”), which is controlled by Messrs. Gross and Spohler through Solar Capital Partners, LLC (“Solar Capital Partners”). Accordingly, Mr. Gross may be deemed to beneficially own 7.00% of the Issuer’s issued and outstanding Common Stock.

(ii) Mr. Spohler has shared voting and dispositive power with respect to 490,609 shares of the Issuer’s Common Stock, which includes (1) the 455,500 Private Placement Shares held by Solar Investors; (2) the 100 shares of the Issuer’s Common Stock held by Solar Management; and (3) the 35,009 shares of the Issuer’s Common Stock held by the SCP Plan, which is controlled by Messrs. Spohler and Gross through Solar Capital Partners. Accordingly, Mr. Spohler may be deemed to beneficially own 4.25% of the Issuer’s issued and outstanding Common Stock.

(iii) As holder of the shares, Solar Investors has sole voting and dispositive power with respect to the 455,500 Private Placement Shares. Accordingly, Solar Investors may be deemed to beneficially own 3.95% of the Issuer’s issued and outstanding Common Stock.

(iv) As holder of the shares, Solar Management has sole voting and dispositive power with respect to the 100 shares of the Issuer’s Common Stock. Accordingly, Solar Management may be deemed to beneficially own less than 1% of the Issuer’s issued and outstanding Common Stock.

(v) As holder of the shares, the GRAT has sole voting and dispositive power with respect to the 96,717 shares of the Issuer’s Common Stock. Accordingly, the GRAT may be deemed to beneficially own less than 1% of the Issuer’s issued and outstanding Common Stock.

(c) Other than the open market purchases of the shares of the Issuer’s Common Stock by Mr. Gross through his profit sharing plan, of which he is the sole participant, as described below, there have been no transactions in the Issuer’s Common Stock effected by the Reporting Persons during the past 60 days.

Date	Number of Shares	Price Per Share	Aggregate Purchase Price
11/13/2015	3,000	$15.22	$45,657.88

(d) No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Issuer’s Common Stock held by the Reporting Persons other than the Reporting Persons, SCP Plan and (if outstanding) holders of restricted stock units issued by SCP Plan.

(e) Not applicable.

Item 7. Materials to be Filed as Exhibits

Exhibit Number	Description of Exhibit

Exhibit 1	Joint Filing Agreement, dated November 16, 2015 (filed herewith)

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 16, 2015

MICHAEL S. GROSS

By:	/s/ Michael S. Gross

BRUCE J. SPOHLER

By:	/s/ Bruce J. Spohler

SOLAR SENIOR CAPITAL INVESTORS LLC

By:	/s/ Michael S. Gross
Name:	Michael S. Gross
Title:	Managing Member

SOLAR CAPITAL MANAGEMENT, LLC
By: Solar Capital Partners, LLC, its Sole Member

By:	/s/ Michael S. Gross
Name:	Michael S. Gross
Title:	Managing Member

2013 GRANTOR RETAINED ANNUITY TRUST

By:	/s/ Michael S. Gross
Name:	Michael S. Gross
Title:	Trustee